SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

452,169

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

452,169

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

452,169

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Long Term Growth VII, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

311,308

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

311,308

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

311,308

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

764,538

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

764,538

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

764,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Sciences, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

786,710

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

786,710

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

786,710

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,550,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,550,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

764,538

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

764,538

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

764,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlict

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,314,726

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,314,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,314,726

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,314,726

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,314,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,314,726

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Reporting Persons (as defined below) had previously reported their holdings in the Schedule 13G originally filed on May 1, 2009, as amended on March 10, 2010, as amended on March 29, 2011, as amended on April 26, 2012, and as amended on February 19, 2013.

ITEM 1.Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Echo Therapeutics, Inc. (the "Issuer").  The Issuer's principal executive office is located at 8 Penn Center, 1628 JFK Blvd., Suite 300 Philadelphia, Pennsylvania 19103.

ITEM 2. Identity and Background.

(a)-(c) and (f)

The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (the “PPVA”);

•	Platinum Long Term Growth VII, LLC, a Delaware limited liability company (“Platinum VII”);

•	Platinum Partners Liquid Opportunity Master Fund L.P., a Cayman Islands exempted limited partnership (“PPLO”);

•	Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Platinum-Montaur”);

•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”),

•	Platinum Liquid Opportunity Management (NY) LLC, a Delaware limited liability company (“Platinum Liquid Management”);

•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”); and

•	Uri Landesman, a United States citizen (“Mr. Landesman”).

The shares of Common Stock reported in this Schedule 13D are held by Platinum VII, PPLO, Platinum-Montaur and PPVA. Platinum VII and Platinum-Montaur are subsidiaries of PPVA. Platinum Management is the investment manager and general partner of PPVA and is the investment manager of Platinum VII and Platinum-Montaur. Platinum Liquid Management is the investment manager of PPLO. Platinum Liquid Opportunity GP LLC is the general partner of PPLO.  Mr. Nordlicht and Uri Landesman are the controlling persons of Platinum Management, Platinum Liquid Management and Platinum Liquid Opportunity GP LLC and may be deemed to have voting and investment control of the shares of Common Stock held by Platinum VII, PPLO, Platinum-Montaur and PPVA. Each of Platinum VII, PPLO, Platinum-Montaur and PPVA expressly disclaims beneficial ownership of the shares of Common Stock held by the others.

The principal business address for each of Platinum VII, Platinum-Montaur, Platinum Management, Platinum Liquid Management, Mr. Nordlicht and Mr. Landesman is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business address for the PPVA and PPLO is c/o Platinum Management, 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business of each of PPVA, Platinum VII, PPLO and Platinum-Montaur is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of each of Platinum Management and Platinum Liquid Management is providing investment management services.

                Mr. Nordlicht’s principal occupation is serving as Chief Investment Officer of Platinum Management and Platinum Liquid Management.

                Mr. Landesman’s principal occupation is serving as president of Platinum Management and manager of Platinum Liquid Management.

(d)During the last five years, none of the persons or entities listed above in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the persons or entities listed above in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the securities reported as beneficially owned by them in Item 5 at an aggregate cost of $15,015,079.  The funds used to purchase such securities were obtained from the general working capital of PPVA, Platinum VII, PPLO and Platinum-Montaur, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 4.Purpose of Transaction.

The Reporting Persons originally purchased the shares of Common Stock for investment purposes.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, or to dispose of, or cause to be disposed, such securities or securities currently owned by them at any time, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

The Reporting Persons reserve the right to, and may in the future, further discuss, meet with, and/or send correspondence to (a) the Issuer’s management and/or Board of Directors, (b) other holders of securities of the Issuer, and/or (c) other third parties to discuss and/or formulate any plans or proposals regarding the Issuer or its securities.  As part of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.  There can be no assurance, however, that any of the Reporting Persons will take any such action, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto.

On July 10, 2013, Platinum VII, PPLO and Platinum-Montaur sent their 61-days’ notice to the Issuer that they waived the 9.99% conversion restrictions set forth in the Certificate of Designations applicable to all of the shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) held by them.  Such conversion restrictions are no longer applicable to the Series C Preferred Stock held by such Reporting Persons.

On July 10, 2013, PPLO and Platinum-Montaur sent their 61-days’ notice to the Issuer that they waived the 4.99% and 9.99% conversion restrictions set forth in the Certificate of Designations applicable to all of the shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) held by them.  Such conversion restrictions are no longer applicable to the Series D Preferred Stock held by such Reporting Persons.

ITEM 5.Interest in Securities of the Issuer.

(a)(i) Due to the Ownership Limitation (as defined below), collectively, the Reporting Persons beneficially own 2,314,726 shares of Common Stock representing 19.4% percent of the outstanding shares of Common Stock.

(ii)PPVA individually beneficially owns 452,169 shares of Common Stock, which represents approximately 4.2% of the outstanding shares of Common Stock.

(iii)Platinum VII individually beneficially owns 311,308 shares of Common Stock, which represents approximately 2.8% of the outstanding shares of Common Stock. Platinum VII’s beneficial ownership of 311,308 shares of Common Stock consists of shares of Series C Preferred Stock convertible into 311,308 shares of Common Stock.

(iv)PPLO individually beneficially owns 764,538 shares of Common Stock, which represents approximately 7.0% of the outstanding shares of Common Stock. PPLO’s beneficial ownership of 764,538 shares of Common Stock consists of: (x) 564,538 shares of Common Stock, (y) shares of Series C Preferred Stock convertible into 100,000 shares of Common Stock, and (z) shares of Series D Preferred Stock convertible into 100,000 shares of Common Stock.

(v)  Due to the Ownership Limitation, Platinum-Montaur individually beneficially owns 786,710 shares of Common Stock, which represents approximately 6.9% of the outstanding shares of Common Stock. Platinum Montaur’s beneficial ownership of 786,710 shares of Common Stock consists of: (x) shares of Series C Preferred Stock convertible into 586,110 shares of Common Stock, and (y) shares of Series D Preferred Stock convertible into 200,600 shares of Common Stock.

           Platinum-Montaur holds Warrants (as defined below) exercisable for 700,000 shares of Common Stock.  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock for which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 4.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  The Warrants provide that Platinum-Montaur may waive such Ownership Limitation upon 61-days’ prior written notice and increase such limitation up to 9.99%, which Platinum-Montaur has not done as of the date of this filing.  As of the date of this filing, Platinum-Montaur disclaims beneficial ownership with respect to the 700,000 shares of Common Stock for which the Warrants would otherwise be exercisable.

(vi)Platinum Management, as the investment manager of PPVA, Platinum VII and Platinum-Montaur, may be deemed to beneficially own the 1,550,187 shares of Common Stock beneficially owned by them, representing approximately 13.2% of the outstanding shares of Common Stock.

(vii)Platinum Liquid Management, as the investment manager of PPLO, may be deemed to beneficially own the 764,538 shares of Common Stock beneficially owned by it, representing approximately 7.0% of the outstanding shares of Common Stock.

(viii)    Mark Nordlicht and Uri Landesman may each be deemed to beneficially own the 2,314,726 shares of Common Stock beneficially owned by Platinum Management and Platinum Liquid Management, representing approximately 19.4% of the outstanding shares of Common Stock.

(b)PPVA, Platinum Management, Mr. Nordlicht and Mr. Landesman have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 452,169 shares of Common Stock individually beneficially owned by PPVA.

Platinum VII, Platinum Management, Mr. Nordlicht and Mr. Landesman have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 311,308 shares of Common Stock individually beneficially owned by Platinum VII.

PPLO, Platinum Liquid Management, Mr. Nordlicht and Mr. Landesman have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 764,538 shares of Common Stock individually beneficially owned by PPLO.

Platinum-Montaur, Platinum Management, Mr. Nordlicht and Mr. Landesman have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 786,710 shares of Common Stock individually beneficially owned by Platinum-Montaur.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Platinum-Montaur holds the following warrants issued by the Issuer: (a) warrants expiring August 31, 2017 (the “August 2017 Warrants”) exercisable for 400,000 shares of Common Stock, (b) warrants expiring September 20, 2017 (the “September 2017 Warrants”) exercisable for 100,000 shares of Common Stock, (c) warrants expiring October 17, 2017 (the “October 2017 Warrants”) exercisable for 50,000 shares of Common Stock, and (d) warrants expiring November 6, 2017 (the “November 2017 Warrants”) exercisable for 150,000 shares of Common Stock. The August 2017 Warrants, September 2017 Warrants, the October 2017 Warrants and the November 2017 Warrants shall collectively be referred to herein as, the “Warrants”.

A copy of the August 2017 Warrants was attached to a Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on November 8, 2012.

A copy of the form of warrant used to issue the September 2017 Warrants, October 2017 Warrants and November 2017 Warrants was attached to a Form 10-Q filed by the Issuer with the SEC on November 8, 2013.

The securities filings referenced above are publicly available at www.sec.gov and are incorporated herein by reference.

Except as described in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 15, 2013

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM LONG TERM GROWTH VII, LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

/s/ Mark Nordlicht
     Mark Nordlicht

/s/ Uri Landesman
     Uri Landesman

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Echo Therapeutics, Inc. dated as of July 15, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  July 15, 2013

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM LONG TERM GROWTH VII, LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

/s/ Mark Nordlicht
     Mark Nordlicht

/s/ Uri Landesman
     Uri Landesman

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Platinum Partners Value Arbitrage Fund L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
06/10/13	Common Stock	(16,600)	4.2636
06/10/13	Common Stock	(119,550)	4.2636
06/11/13	Common Stock	(1,950)	4.0218
06/13/13	Common Stock	(75,792)	2.8424
06/14/13	Common Stock	138,750	2.7000
06/14/13	Common Stock	200,000	2.7000
06/19/13	Common Stock	76,100	2.6677
06/20/13	Common Stock	37,000	2.5663
07/11/13	Common Stock	(100)	2.8000

The following transactions were effected by Platinum Partners Liquid Opportunity Master Fund L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
06/14/13	Common Stock	400,000	2.7000
06/17/13	Common Stock	50,238	2.7500
06/18/13	Common Stock	1,200	2.7100
06/19/13	Common Stock	76,100	2.6677
06/20/13	Common Stock	37,000	2.5663

The above transactions were effected on the open market.  No other Reporting Person effected any trades during the past 60 days.